Manulife Financial Corporation

Earnings to Fixed Charges Ratios

For John Hancock Life Insurance Company (U.S.A.) SignatureNotesSM Guaranteed by
Manulife Financial Corporation

As at June 30, 2010

This updated calculation of the earnings to fixed charges ratios is furnished as an exhibit to the unaudited comparative interim consolidated financial statements of Manulife Financial Corporation for the quarter  ended June 30, 2010, in accordance with the requirements of the United States Securities and Exchange Commission (“SEC”) relating to the Registration Statement (Form F-3 Nos. 333-161748 and 333-161748-01) filed with the SEC in conjunction with the SignatureNotesSM Program established by John Hancock Life Insurance Company (U.S.A) and guaranteed by Manulife Financial Corporation.

CHANGES IN ACCOUNTING POLICY

In June 2003, the Canadian Institute of Chartered Accountants (“CICA”) issued Accounting Guideline AcG-15, “Consolidation of Variable Interest Entities” (“AcG 15”), which was effective for Manulife Financial Corporation (“MFC”) and its subsidiaries on January 1, 2005. AcG 15 sets out the application of consolidation principles to variable interest entities (“VIEs”) which are subject to consolidation on the basis of exposure to the majority of their variable interests, as opposed to the basis of control by ownership of voting interests. MFC determined that Manulife Financial Capital Trust (the “Trust”) is a VIE and that MFC is not the Trust’s primary beneficiary. As a result, the Trust, which issued Cdn$1 billion of Manulife Financial Capital Securities (“MaCS”), was deconsolidated as of January 1, 2005, and the senior debentures issued to the Trust by MFC’s direct wholly-owned subsidiary, The Manufacturers Life Insurance Company (“MLI”), have been reported in liabilities for preferred shares and capital instruments in MFC’s audited comparative consolidated financial statements prepared in accordance with generally accepted accounting principles in Canada, (“Canadian GAAP”), for the years ended December 31, 2009, December 31, 2008, December 31, 2007, December 31, 2006, and December 31, 2005. This deconsolidation increased interest expensed and decreased non-controlling interest in subsidiaries by Cdn$34 million in the six months ended June 30, 2010 and Cdn$67 million in 2009, 2008, 2007, 2006, and 2005. The outstanding MaCS continue to form part of the Tier 1 regulatory capital for MLI. In addition, commencing January 1, 2005, MFC has included interest related to the Capital Trust Pass-Through Securities (“TruPS”) in interest expense. The TruPS were redeemed on February 1, 2007.

MFC’S EARNINGS TO FIXED CHARGES RATIOS

The following tables set forth the historical ratios of earnings to fixed charges of MFC for the periods specified. These ratios were prepared in accordance with Canadian GAAP and generally accepted accounting principles in the United States, which we refer to as “U.S. GAAP”, as noted.  For the purpose of calculating the ratio of earnings to fixed charges, “earnings” represent income before minority interest in consolidated subsidiaries, income or loss from equity investees and provision for income taxes, plus fixed charges and distributed income of equity investees, less preference security dividend requirements of consolidated subsidiaries, if any. “Fixed charges” consist of (a) interest expensed and capitalized (other than (i) dividends on liabilities for preferred shares accounted for as interest expense, (ii) interest expense on claims, (iii) interest expense on pension, and (iv) deficiency interest), which includes interest related to the TruPS, the MaCS, and the Manulife Financial Capital Trust II Notes – Series 1; (b) amortization of premiums, discounts and capitalized expenses related to indebtedness; (c) the portion of rental expense that management believes is representative of the interest component of lease expense; and (d) preference security dividend requirements of consolidated subsidiaries. For the U.S. GAAP ratios only, fixed charges also include interest credited to policyholders’ account balances.

MFC’s Earnings to Fixed Charges Ratios
For the Six Months Ended	(Canadian GAAP) For the Twelve Months Ended
June 30	December 31,
2010	2009	2008	2007	2006	2005
─ 3.61	0.92	2.1	7.4	8.0	7.5

Interest credited to policyholders is not included in “fixed charges” under Canadian GAAP.

For the Six Months Ended	(U.S. GAAP) For the Twelve Months Ended
June 30	December 31,
2010	2009	2008	2007	2006	2005
2.2	2.1	0.53	2.1	2.2	2.4

If interest credited to policyholders were excluded from, and the net effect of interest rate and currency swaps related to debt issued for capital and funding purposes were included in “fixed charges” (which MFC believes would reflect a traditional but less conservative methodology) and MFC’s historical ratios of earnings to fixed charges were recalculated on that basis in accordance with U.S. GAAP, they would be as follows:

For the Six Months Ended	(U.S. GAAP) For the Twelve Months Ended
June 30	December 31,
2010	2009	2008	2007	2006	2005
4.6	4.7	─ 0.33	5.9	6.4	8.4

1Due to MFC’s loss in the six months ended June 30, 2010, the ratio coverage was less than 1:1. MFC would have needed additional earnings of Cdn$1,930 million to achieve a coverage of 1:1.

2Due to MFC’s loss in 2009, the ratio coverage was less than 1:1. MFC would have needed additional earnings of Cdn$58 million to achieve a coverage of 1:1.

3Due to MFC’s loss in 2008, the ratio coverage was less than 1:1. MFC would have needed additional earnings of Cdn$1,174 million to achieve a coverage of 1:1.